TRANSGLOBE ENERGY CORPORATION ANNOUNCES
THIRD QUARTER 2014 FINANCIAL AND OPERATING RESULTS

Calgary, Alberta, November 12, 2014 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX:TGL) (NASDAQ:TGA) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2014. All dollar values are expressed in United States dollars unless otherwise stated.

•	Third quarter production averaged 15,109 Bopd (15,132 Bopd sales);

•	Third quarter funds flow of $28.9 million;

•	Third quarter earnings of $19.2 million (includes a $4.2 million foreign exchange gain and a $1.4 million non-cash unrealized gain on the convertible debentures);

•	Spent $26.0 million on exploration and development during the quarter;

•	Drilled 10 wells in the quarter resulting in 7 oil wells and one gas/condensate well (80% success);

•	To-date, drilled 10 wells on North West Gharib concession, resulting in 4 oil wells (3 discovery; 1 appraisal);

•	Collected $18.9 million in accounts receivable from the Egyptian Government during the quarter;

•	Ended the quarter with $77.9 million in cash and cash equivalents; positive working capital of $269.1 million or $185.8 million net of debt (including convertible debentures);

•	Paid $3.8 million ($0.05/share) quarterly dividend during the third quarter.

A conference call to discuss TransGlobe’s 2014 third quarter results presented in this news release will be held Wednesday, November 12, 2014 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing (416) 340-2218 or toll-free at 1-866-225-0198 (see also TransGlobe’s news release dated November 7, 2014). The webcast may be accessed at http://www.gowebcasting.com/5958.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended September 30			Nine Months Ended September 30
Financial	2014	2013	% Change	2014	2013	% Change
Oil revenue	123,317	161,900	(24)	420,665	474,461	(11)
Oil revenue, net of royalties	67,848	78,531	(14)	222,254	234,120	(5)
Production and operating expense	18,245	16,923	8	56,848	48,984	16
General and administrative expense	7,715	6,966	11	21,567	20,385	6
Depletion, depreciation and amortization expense	11,666	12,013	(3)	37,064	35,253	5
Income taxes	14,720	19,858	(26)	51,862	63,195	(18)
Funds flow from operations*	28,885	33,483	(14)	104,557	102,375	2
Basic per share	0.38	0.45		1.40	1.39
Diluted per share	0.35	0.44		1.27	1.25
Net earnings	19,162	16,344	17	62,053	51,619	20
Net earnings - diluted	14,934	16,344	(9)	61,746	42,482	45
Basic per share	0.26	0.22		0.83	0.70
Diluted per share	0.18	0.22		0.75	0.52
Capital expenditures	26,012	22,418	16	57,867	59,906	(3)
Dividends paid	3,761	—	100	14,990	—	100
Dividends paid per share	0.05	—		0.15	—	—
Working capital	269,064	318,798	(16)	269,064	318,798	(16)
Long-term debt, including current portion	—	39,040	(100)	—	39,040	(100)
Convertible debentures	83,229	85,300	(2)	83,229	85,300	(2)
Common shares outstanding
Basic (weighted-average)	75,068	73,898	2	74,799	73,863	1
Diluted (weighted-average)	82,402	75,675	9	82,279	81,987	—
Total assets	720,306	723,708	—	720,306	723,708	—
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	15,109	18,197	(17)	16,417	18,205	(10)
Average sales volumes (Bopd)	15,132	18,109	(16)	16,505	18,186	(9)
Average price ($ per Bbl)	88.59	97.18	(9)	93.36	95.56	(2)
Operating expense ($ per Bbl)	13.11	10.16	29	12.62	9.87	28

CORPORATE SUMMARY
TransGlobe Energy Corporation's (“TransGlobe” or the “Company”) total production averaged 15,109 barrels of oil per day (“Bopd”) during the quarter which is down from Q2-2014 production of 16,112 Bopd.

In the Eastern Desert the Company commenced exploration on the newly acquired exploration concessions at North West Gharib (“NWG”), South West Gharib (“SWG”) and South East Gharib (“SEG”) with drilling on NWG and a large 3-D seismic acquisition program. The early drilling results are encouraging and in-line with our expected success rates. The Company has drilled 10 wells to date at NW Gharib resulting in three discoveries (NWG 1, 3 & 5), one successful appraisal well (NWG 16) on the NWG 3 discovery and six dry holes. Development plans are proceeding for the three new discoveries. This entails appraisal drilling and submission of development programs to EGPC. Production could start as early as the second quarter of 2015, assuming quick government approvals. The NWG 10 exploration well encountered minor oil shows and several previously unidentified faults. The NWG 10 well appears to have missed the structure and the reservoirs were encountered 600 feet lower than prognosis. Based on minor oil shows and faulting encountered in NWG 10, it is expected an additional exploration well will be scheduled for 2015 when the new 3-D seismic over the prospect area has been processed and remapped.

The acquisition of the NWG and SWG 3-D seismic programs (790 square kilometers) is completed and it is expected that the SEG 3-D (280 square kilometers) and 325 kilometers of 2-D will be acquired prior to year end. The 400 square kilometer South Ghazalat (Western Desert) seismic acquisition program is scheduled to be completed in early 2015.

Progress was made on replacing failed pumps at West Gharib during August through September. However, production continues to be adversely impacted by premature failures of the larger, replacement cavity pumps (“PCPs”). The smaller replacement PCP pumps appear to be performing as designed. The Company is in constructive discussions with the manufacturer to resolve the issues encountered with the faulty pumps.

Dated Brent oil prices averaged $101.82 in the third quarter of 2014. Egypt crude is sold at a quality discount to Dated Brent and received a blended price of $88.36 during the quarter. The Company had funds flow of $28.9 million and ended the quarter with positive working capital of $269.1 million or $185.8 million net of debt (the convertible debentures). The Company collected $18.9 million of accounts receivable from the Egyptian government during the quarter, resulting in an accounts receivable balance of $216.3 million as at September 30, 2014. Subsequent to the quarter the Company has lifted a half cargo in October and has an additional full cargo scheduled for November with a combined estimated value of approximately $55 to $60 million.

The Company had net earnings in the quarter of $19.2 million, which includes a $4.2 million foreign exchange gain and a $1.4 million non-cash unrealized derivative gain (which represents a fair value adjustment in accordance with IFRS, but does not represent a cash gain or a change in the future cash outlay required to repay the convertible debentures) on the convertible debentures.

TransGlobe paid a total of $3.8 million ($0.05/share) in dividends to its common shareholders during the third quarter of 2014. The Company intends to continue paying a quarterly dividend, and a fourth quarter dividend of $0.05/share has been approved by TransGlobe's board of directors. The fourth quarter dividend will be paid on December 31, 2014.

The Company remains in a strong financial position and is well positioned to weather the downturn in world oil prices. The current oil price correction is part of the normal commodity cycle seen many times over the Company's history. TransGlobe's management will continue to steward the capital programs and debt levels to maintain a strong balance sheet in 2015. The Egyptian economy is improving modestly and the Egyptian government is demonstrating a strong alignment with foreign investors. The Company is in the process of reviewing its capital expenditure programs for 2015 and intends to provide 2015 Guidance later in the fourth quarter.

Management and the board of directors remain committed to expanding the Company's portfolio of assets to increase returns to shareholders and mitigate the risks inherent in a concentrated portfolio, particularly political or economic concentration. The Company will therefore continue to pursue business development opportunities both within and outside of Egypt.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled two wells during the third quarter resulting in an oil well at Hana and a multi-zone oil well at Hana West. The Hana well was drilled as a Markha water injector and a deep exploratory test to evaluate the Thebes formation. The Thebes is a potential resource type project which is characterized as a thick (400+ feet) regional carbonate with low porosity which has produced small amounts of oil on test (reported short test of up to 200 Bopd) from exploration wells drilled in the area during the 1960’s and 70’s. The well encountered approximately 320 feet of low porosity Thebes and was cased as a potential Thebes oil well and future water injector for the main Hana Markha pool. A portion of the Thebes was cored (87 feet) and is being analyzed prior to designing a completion test. It is expected that the Thebes will be completed and tested in late 2014/early 2015. If results from the Hana well are encouraging, additional test wells will be required to properly evaluate the potential resource recoveries and associated economics prior to a Thebes resource development. The Hana West well was completed in the Lower Rudeis and placed on production at an initial rate of 100 Bopd.
Year-to-date the Company has drilled nine wells resulting in eight oil wells and one dry hole (subsequently side tracked) at West Gharib. Following the West Gharib 2014 drilling program the rig was moved to the NorthWest Gharib concession in early September.
Production
Production from West Gharib averaged 9,092 Bopd to TransGlobe during the third quarter, a 9% (895 Bopd) decrease from the previous quarter.
Some progress was made on replacing failed pumps during August through September. However, production continues to be adversely impacted by premature failures of the larger, replacement progressive cavity pumps (“PCPs”). The smaller PCP pumps appear to be performing. Production to TransGlobe averaged 8,421 Bopd in October. The manufacturer of the failed PCPs completed a detailed review of the failed pumps and the manufacturing process for the pumps. Subsequent to the review, the manufacturer modified its processes and provided replacement pumps at no cost to the Company for the forty defective pumps. To date, the replacement pumps have exhibited a higher than normal failure rates with the first three pumps failing in less than a month. To mitigate additional pump failures, the Company has reduced the rotation speed by approximately 25% below the optimum design rotation speed on the remaining 10 replacement pumps installed to date. The reduced rotation speed has prolonged the pump run times but resulted in lower production of approximately 800 Bopd. The Company is in constructive discussions with the manufacturer to resolve the issues encountered with the faulty pumps.
Concurrently, the Company placed a special order for nine replacement pumps from the Company’s previous pump supplier which were manufactured and arrived in Egypt during the third quarter which are being installed prior to using the remaining replacement pumps in inventory.

In addition, the Company placed a new order of PCP pumps from a third vendor for use in 2015 which are expected to start arriving in Egypt in December which will be used going forward.

It is expected that approximately 800 to 1,000 Bopd of production will be shut-in until the new pumps are optimized.

Quarterly West Gharib Production (Bopd)
	2014			2013
	Q-3	Q-2	Q-1	Q-4
Gross production rate	9,092	9,987	11,100	11,983
TransGlobe working interest	9,092	9,987	11,100	11,983
TransGlobe net (after royalties)	5,643	5,950	6,350	6,600
TransGlobe net (after royalties and tax)*	4,318	4,405	4,562	4,592
* Under the terms of the West Gharib Production Sharing concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled three wells in the third quarter resulting in three oil wells (H-field, M-field and K-field). The wells were completed during the quarter and are currently producing 300 to 350 Bopd per well.

Subsequent to quarter end, the Company drilled an oil well/injector (H-field) and abandoned a well in K-field prior to reaching the target due to unstable wellbore conditions. The H-well was recently placed on production at 430 Bopd and will subsequently be converted to a water injector in the H-field Safra pool.

Year-to-date the Company has drilled eleven wells resulting in nine oil wells, one water injection well and one abandoned well.

The drilling rig is currently drilling in K-field and is scheduled to remain working in West Bakr until February of 2015 at which time the drilling rig will be released.

Production
Production from West Bakr averaged 5,148 Bopd to TransGlobe during the third quarter, essentially flat with the previous quarter.

September production averaged 5,980 Bopd and October production has averaged 6,114 Bopd. Production increases during September and October are attributed to new wells and successful initial results from a remedial program to re-enter suspended oil wells, evaluate un-swept oil potential, and recomplete/equip wells for production. To date, four of the identified ten wells have been recompleted and are initially contributing 240 Bopd per well of initial incremental oil production with an average initial water cut of approximately 39% (the average water cuts prior to the work overs ranged from 90 to 98%).

Quarterly West Bakr Production (Bopd)
	2014			2013
	Q-3	Q-2	Q-1	Q-4
Gross production rate	5,148	5,182	5,757	5,521
TransGlobe working interest	5,148	5,182	5,757	5,521
TransGlobe net (after royalties)	1,949	1,843	2,024	2,026
TransGlobe net (after royalties and tax)*	1,580	1,471	1,611	1,631
* Under the terms of the West Bakr Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest)

Operations and Exploration
The Company drilled four wells in the third quarter resulting in two oil wells (NWG 1 and 3) and two dry holes (NWG 2 and 4).

Subsequent to the quarter the Company has drilled an additional six wells resulting one oil discovery (NWG 5), one appraisal oil well (NWG 16), and four dry holes (NWG 6, 7, 10 and 17).

The NWG 1 well discovered oil in the Lower Nukhul formation immediately north of the West Gharib main Arta Lower Nukhul pool. Approximately 33 feet of net oil pay was identified on well logs and the well was cased for completion as a future oil producer. It is expected that NWG 1 will require stimulation prior to testing. An appraisal well (NWG 13) is currently being drilled.

The NWG 3 well discovered oil in the Lower Nukhul formation new pool oil discovery approximately 2.7 kilometers north of the East Arta Nukhul pool. The well encountered 42 feet of net oil pay in the Lower Nukhul formation based on well logs and oil recovered on wireline samples. The Lower Nukhul sandstone encountered in NWG 3 has similar permeability and porosity to the main Arta/East Arta wells which produced in excess of 1,000 Bopd, unstimulated. The NWG 16 well encountered oil in the Nukhul formation which will require stimulation.

The NWG 5 well discovered oil the Upper Nukhul formation south of the main Arta upper Nukhul pool. Approximately 57 feet of net oil pay was identified on well logs and the well was cased for completion as a future oil producer. It is expected that NWG 5 will require stimulation prior to testing, which is similar to wells in the main Arta upper Nukhul pool.

The NWG 10 well was drilled to a total depth of 6,970 feet and subsequently abandoned. The well encountered minor oil shows and several previously unidentified faults. This changed the structural configuration of the prospect which was originally defined by three exploration dry holes (circa 1999-2006) and 3-D seismic data (circa 2000). The NWG 10 well appears to have missed the structure and the reservoirs were encountered 600 feet lower than prognosed. However, based on the shows and faulting encountered in NWG 10, it is expected an additional exploration well will be scheduled for 2015 when the new 3-D seismic over the prospect area (acquired this quarter) has been processed and remapped. The primary targets are the Markha/Rudeis sands similar to the Hana/Hana West and West Bakr K & M fields approximately 10 kilometers north and west of NWG 10.

The Company is preparing to file development plans for the discoveries at NWG 1, 3 and 5 immediately after the appraisal wells are completed in December and January. This should allow the Company to bring on new oil production from these areas in the first half of 2015. The number of potential development locations will be determined once appraisal drilling results are integrated into the current mapping.

The two drilling rigs are scheduled to remain in NWG for the balance of the year primarily targeting appraisal wells on the discoveries to date (NWG 1, 3 & 5) along with a completion/testing program starting in late November/December. Depending on the timing of the appraisal wells, additional exploration drilling could be completed prior to year end at NWG 8, 9 and 11.

A map showing the approximate locations of NWG 1 through 18 is available on the Company website at http://www.trans-globe.com/operations/egypt/nw-gharib.html.

New Exploration Blocks, Eastern & Western Desert (100% working interest, operated)

North West Gharib (“NWG”), South West Gharib (“SWG”), South East Gharib (“SEG”) and South Ghazalat

Exploration Seismic
Based on surface and remote-sensing mapping, the Company believes the same structural configuration that created the pools found in the West Gharib concession is present in the NWG, SWG and SEG blocks. The historical field size distribution data indicates that the average field size in the broader onshore Gulf of Suez (Eastern Desert) area is roughly 20 million barrels per field of recoverable resource. Using sparse and old 2-D seismic data, the Company has identified up to 15 areas of interest (“leads”) in the NWG block, four leads on the SWG block and two leads on the SEG block that will be followed up and further refined by field mapping and the high-resolution seismic acquisition program.

The Company commenced a large (1,000+ square kilometers of 3-D and 300+ kilometers of 2-D) seismic acquisition program for the Eastern Desert. This will be followed with an additional 400+ square kilometers of 3-D seismic acquisition in the Western Desert (South Ghazalat concession).

The acquisition of the NWG and SWG 3-D seismic programs (790 square kilometers) is completed and it is expected that the SEG 3-D (280 square kilometers) and 325 kilometers of 2-D will be acquired prior to year end. The 400 square kilometer South Ghazalat seismic acquisition program is scheduled to be completed in early 2015. The total seismic acquisition program (2014/2015) is expected to cost $36 million.

It is expected that mapping will commence on the NWG 3-D area by early 2015 to mature additional prospects and well locations. The SWG, SEG and South Ghazalat 3-D seismic mapping will follow NWG mapping as the processed data is available during 2015.

North West Sitra, Arab Republic of Egypt (100% working interest - pending ratification)

EGPC announced that TransGlobe was the successful bidder on the North West Sitra (“NW Sitra”) concession (100% working interest) in the 2014 EGPC bid round which closed on July 7, 2014. It is anticipated that the ratification approval process of the new concession could be completed by late 2014.

The 1,946 square kilometer (480,850 acre) NW Sitra concession is located in the Western Desert immediately to the west of the company’s South Ghazalat concession in the prolific Abu Gharadig basin. The Company has committed to acquire a minimum of 300 square kilometers of 3-D seismic and drill two exploration wells in the first exploration phase.

The concession has a 7 year exploration term which will commence when it has been passed into law. The seven year term is comprised of two 3.5 year (42 month) exploration phases. The new concession provides for the approval of 20 year development leases for commercial discoveries

East Ghazalat, Arab Republic of Egypt (50% working interest)
Operations and Exploration
The Company participated in one gas/condensate appraisal well (North Dabaa 2) during the third quarter. Subsequent to the quarter, the Company is participating in a horizontal development well the Safwa field.

Year-to-date the Company has participated in four wells resulting in two Safwa oil wells, one North Dabaa gas well and one dry hole.

The North Dabaa 2X well, an appraisal well to the initial North Dabaa 1X gas/condensate discovery that was drilled in 2013 (press release November 13, 2013), was drilled to a total depth of 14,237 feet and cased as a Jurassic gas condensate well during the quarter. The North Dabaa 2X well was tested (press release September 2, 2014) and shut-in for an extended build-up period. Based on the preliminary interpretation of the bottom hole pressures, the North Dabaa 2X well appears to be in a small gas/condensate pool which is not connected to the North Dabaa 1X pool.   The operator is currently evaluating the results of the North Dabaa wells (1X and 2X) to determine how best to bring the project on production.

Production
Production from East Ghazalat averaged 1,316 Bopd (658 Bopd to TransGlobe) during the third quarter, a 128 Bopd (16%) decrease to TransGlobe from the previous quarter. Production decreases are attributed to natural declines.

The Safwa field production averaged 1,162 Bopd (581Bopd to TransGlobe) in October.

Quarterly East Ghazalat Production (Bopd)
	2014			2013
	Q-3	Q-2	Q-1	Q-4
Gross production rate	1,316	1,573	868	670
TransGlobe working interest	658	786	434	335
TransGlobe net (after royalties)	331	395	218	168
TransGlobe net (after royalties and tax)*	263	315	174	134
* Under the terms of the East Ghazalat Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company did not plan for any wells in 2014 due to the prolonged delays in receiving military approvals for new wells in the central portion of the concession which includes the Boraq discovery. The Company has negotiated and received EGPC approval to suspend the final exploration period effective July 8, 2012. The suspended area is approximately 800 square kilometers which has been deemed non-accessible by the military due to ongoing training and other activities in the area. The South Alamein concession was scheduled to reach the end of the final exploration period on April 4, 2014. Effective April 4, 2014 the remaining exploration lands outside of the restricted access zone were relinquished in accordance with the concession agreement. The relinquished lands were evaluated and were not considered prospective. The remaining lands in the South Alamein concession agreement are extended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place. The current South Alamein concession lands include the Boraq discovery and the remaining exploration prospects of interest. The Company and the Ministry of Petroleum are working together to engage the military and find solutions to obtain access to the remaining concession area.

REPUBLIC OF YEMEN
Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
No wells were drilled during the second quarter.

Production
Sales production from Block 32 averaged 1,695 Bopd (234 Bopd to TransGlobe) during the third quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
The actual field production during the second quarter averaged 1,532 Bopd (212 Bopd to TransGlobe) which is approximately 102% higher than the previous quarter. Production increases are attributed to improved production uptime. Production continues to be partially impacted by pipeline interruptions and general service/supply interruptions.
Production from the block averaged 1,615 Bopd (223 Bopd to TransGlobe) during October.

Quarterly Block 32 Production and Sales (Bopd)
	2014			2013
	Q-3	Q-2	Q-1	Q-4
Gross field production rate	1,532	1,133	968	1,995
Gross sales production rate	1,695	841	938	2,718
TransGlobe working interest	234	116	130	375
TransGlobe net (after royalties)	147	91	103	283
TransGlobe net (after royalties and tax)*	130	83	94	256
* Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.
Block 72, Republic of Yemen (20% working interest)
Operations and Exploration
No new wells were drilled during the quarter. The joint venture partners initially approved the Gabdain #3 exploration well in the 2013 budget, subject to the resolution of logistic/security issues in the area which have not been resolved to date. The well was included in the 2014 exploration budget subject to resolution of tribal issues in the area. The Company is not expecting this well to be drilled in 2014.

Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the second quarter.
Production
Field production was zero during the second quarter and third quarter due to an attack on the sales pipeline on February 24, 2014. The pipeline attack related primarily to unresolved contractor issues with local tribes. Negotiations have been hampered by on-going tribal disputes throughout Yemen. When a settlement is reached it is expected that the operations and production could commence within a few days.

Quarterly Block S-1 Production and Sales (Bopd)
	2014			2013
	Q-3	Q-2	Q-1	Q-4
Gross field production rate	—	—	2,568	1,624
Gross sales production rate	—	1,652	2,044	—
TransGlobe working interest	—	413	511	—
TransGlobe net (after royalties)	—	288	357	—
TransGlobe net (after royalties and tax)*	—	257	318	—
* Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the quarter.

Future drilling has been suspended pending resolution of logistics and security concerns.

READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, the anticipated amount and timing of future dividend payments, the sustainability of future dividend payments, anticipated increases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for the remainder of 2014, including expected 2014 average production, funds flow from operations, the 2014 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

DIVIDENDS
On November 10, 2014, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share, payable in cash as follows:

Ex-dividend date	Record date	Payment date	Per share amount
December 11, 2014	December 15, 2014	December 31, 2014	$0.05

The initiation of a quarterly dividend payment program in the second quarter of 2014 is a key component of TransGlobe's objective to create value for its shareholders. The Company believes that it is well positioned to sustain a quarterly dividend payment, and intends to approve and declare regular quarterly dividends on a go-forward basis.
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
The quarterly dividend declared on November 10, 2014 has been designated as an eligible dividend under the Income Tax Act (Canada).
MANAGEMENT STRATEGY AND OUTLOOK
The Q4-2014 outlook provides information as to management’s expectation for results of operations for Q4-2014. Readers are cautioned that the Q4-2014 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”.
Q4-2014 Outlook
It is expected that fourth quarter production will be in the 15,000 Bopd range. Assuming 15,000 Bopd for the fourth quarter, total production for 2014 would average approximately 16,000 Bopd.
With average production at 16,000 Bopd for 2014, funds flow from operations would be approximately $122.5 million ($113.2 million excluding the $9.3 termination fee from Caracal) assuming an average Dated Brent oil price of $82.5/Bbl in the fourth quarter. The funds flow sensitivity to a $10/Bbl change in Brent for the balance of the year is approximately $3.5 million.

2014 Capital Budget	Nine Months Ended	2014
($ millions)	September 30, 2014	Capital Budget
Egypt	55.9	93.6
Yemen	1.4	6.4
Corporate	0.6	-
	57.9	100.0
As at September 30, 2014 the Company had spent approximately 58% of the 2014 budget. The Company spent approximately $26.0 million on capital programs in the third quarter of 2014. The elevated spending in the third quarter as compared to the first two quarters was the result of the addition of a third drilling rig (late June) and the commencement of a large seismic acquisition program in the Eastern Desert in August.
Although the Company’s capital budget remains at $100.0 million, it is, expected that $85.0 - $90.0 million will be invested in Egypt during 2014, with minimal investment in Yemen due to tribal issues.
The 2014 capital program is split 68:32 between development and exploration, respectively. The Company now expects to drill approximately 42 wells in 2014. The Company will fund its entire 2014 capital budget through the use of working capital and cash generated by operating activities.

ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations
	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2014	2013	2014	2013
Cash flow from operating activities	(3,123)	22,035	33,555	90,282
Changes in non-cash working capital	32,008	11,448	71,002	12,093
Funds flow from operations*	28,885	33,483	104,557	102,375
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing 12 months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

SELECTED QUARTERLY FINANCIAL INFORMATION

	2014			2013				2012
(000s, except per share, price and volume amounts)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4
Average production volumes (Bopd)	15,109	16,112	18,067	18,519	18,197	18,417	18,001	17,875
Average sales volumes (Bopd)	15,132	16,485	17,932	18,213	18,109	18,539	17,909	19,148
Average price ($/Bbl)	88.59	96.14	94.89	96.10	97.18	90.48	99.21	98.70
Oil sales	123,317	144,208	153,140	161,035	161,900	152,646	159,915	173,864
Oil sales, net of royalties	67,848	76,040	78,366	81,196	78,531	76,223	79,366	92,281
Cash flow from operating activities	(3,123)	33,467	3,211	109,226	22,035	16,347	51,900	65,250
Funds flow from operations*	28,885	43,185	32,487	36,743	33,483	32,887	36,005	46,839
Funds flow from operations per share
- Basic	0.38	0.58	0.44	0.49	0.45	0.45	0.49	0.63
- Diluted	0.35	0.57	0.43	0.49	0.44	0.40	0.44	0.57
Net earnings	19,162	26,199	16,692	6,893	16,344	10,397	24,878	34,836
Net earnings (loss) - diluted	14,934	26,199	16,692	6,893	16,344	(183)	21,427	32,156
Net earnings per share
- Basic	0.26	0.35	0.22	0.09	0.22	0.14	0.34	0.48
- Diluted	0.18	0.35	0.22	0.09	0.22	—	0.26	0.39
Dividends paid	3,761	11,229	—	—	—	—	—	—
Dividends paid per share	0.05	0.15	—	—	—	—	—	—

Total assets	720,306	705,859	692,341	675,800	723,708	670,996	672,675	653,425
Cash and cash equivalents	77,939	110,057	107,607	122,092	128,162	101,435	112,180	82,974
Convertible debentures	83,229	88,814	87,765	87,539	85,300	81,830	93,842	98,742
Total long-term debt, including
current portion	—	—	—	—	39,040	15,224	17,097	16,885
Debt-to-funds flow ratio**	0.6	0.6	0.6	0.6	0.8	0.6	0.7	0.8
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the third quarter of 2014, TransGlobe:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at September 30, 2014;

•	Reported net earnings of $19.2 million, (includes $4.2 million foreign exchange gain and a $1.4 million non-cash unrealized gain on the convertible debentures);

•	Experienced a decrease in oil sales compared to Q2-2014 and Q3-2013 as a result of decreased sales volumes combined with lower oil prices;

•
Achieved funds flow from operations of $28.9 million, which represents a decrease from Q2-2014 and Q3-2013. In the current quarter, funds flow from operations has been negatively impacted by reduced sales volumes and lower oil prices as compared to Q2-2014 and Q3-2013. In addition, funds flow from operations was elevated in Q2-2014 due to the receipt of the reverse termination fee from Caracal in the amount of $9.3 million;

•
Experienced a decrease in cash flow from operating activities as compared to Q2-2014, which is mostly due to the reverse termination fee received from Caracal in Q2-2014 along with lower collections of accounts receivable balances in the current quarter;

•	Spent $26.0 million on capital programs, which was funded entirely with funds flow from operations and cash on hand; and

•	Paid a quarterly dividend of $3.8 million ($0.05/share) during the third quarter of 2014.

2014 TO 2013 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q3-2013 net earnings	16,344	0.22
Cash items
Volume variance	(25,210)	(0.30)	(154)
Price variance	(13,373)	(0.16)	(82)
Royalties	27,900	0.34	171
Expenses:
Production and operating	(1,322)	(0.02)	(8)
Cash general and administrative	(628)	(0.01)	(4)
Exploration	75	—	—
Current income taxes	7,816	0.09	48
Realized foreign exchange gain (loss)	111	—	1
Interest on long-term debt	666	0.01	4
Other income	33	—	—
Total cash items variance	(3,932)	(0.05)	(24)
Non-cash items
Unrealized foreign exchange gain	5,923	0.07	36
Depletion, depreciation and amortization	347	—	2
Unrealized gain (loss) on financial instruments	3,054	0.04	19
Impairment loss	226	—	1
Stock-based compensation	(118)	—	(1)
Deferred income taxes	(2,678)	(0.03)	(16)
Deferred lease inducement	(3)	—	—
Amortization of deferred financing costs	(1)	—	—
Total non-cash items variance	6,750	0.08	41
Q3-2014 net earnings	19,162	0.25	17

Other items affecting diluted earnings per share
Convertible debentures		(0.07)	(35)
Q3-2014 net earnings per share - diluted		0.18	(18)
Net earnings increased to $19.2 million in Q3-2014 compared to $16.3 million in Q3-2013. The earnings impact of reduced volumes and lower oil prices was partially offset by reductions in royalty costs and current income taxes. The convertible debenture accounted for significant portions of the earnings variance from Q3-2013 to Q3-2014 as the majority of the foreign exchange gain in the current quarter is attributable to the convertible debenture, as is the unrealized gain on financial instruments.
BUSINESS ENVIRONMENT
The Company’s financial results can be significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2014			2013
	Q-3	Q-2	Q-1	Q-4	Q-3
Dated Brent average oil price ($/Bbl)	101.82	108.95	108.18	109.27	110.27
U.S./Canadian Dollar average exchange rate	1.089	1.091	1.103	1.050	1.039

The price of Dated Brent oil averaged 7% lower in Q3-2014 compared with Q2-2014. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. Conversely, when oil prices decline it takes more barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. For the Company, maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during rising oil prices and will decrease in declining oil prices..
Egypt has been experiencing significant political changes over the past three years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government. The Company is in continual discussions with the Egyptian Government to improve the delayed cash collections, and expects to recover the accounts receivable balance in full. During the first nine months of 2014, the Company collected $93.4 million in accounts receivable from the Egyptian Government.
The Egyptian government recently implemented higher gasoline, diesel and natural gas prices, effectively reducing the subsidies carried by the government. These price increases are expected to have a material impact on Egypt’s current budget deficit and are also expected to enable the Egyptian government to make more timely payments for its purchases of oil and gas from international oil companies. Given the political sensitivity of the reduction of fuel subsidies, it is extremely encouraging to see the Egyptian Government take decisive action in this regard. The fact that the newly formed government is willing to take actions that may not be popular from a political perspective to improve the Egyptian economy is viewed as very positive by TransGlobe.
In an effort to expand the Company’s exploration opportunities in Egypt, TransGlobe submitted a bid on the NW Sitra exploration block on July 3, 2014 in the EGPC bid round. On September 3, 2014, it was announced that TransGlobe was the successful bidder on the NW Sitra concession, and the ratification approval process could be complete by late 2014.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Egypt	14,898	17,878	16,038	17,886
Yemen	211	319	379	319
Total Company	15,109	18,197	16,417	18,205

Sales Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Egypt	14,898	17,878	16,038	17,886
Yemen	234	231	467	300
Total Company	15,132	18,109	16,505	18,186

Netback
Consolidated

	Nine Months Ended September 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	420,665	93.36	474,461	95.57
Royalties	198,411	44.03	240,341	48.41
Current taxes	52,747	11.71	66,682	13.43
Production and operating expenses	56,848	12.62	48,984	9.87
Netback	112,659	25.00	118,454	23.86

	Three Months Ended September 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	123,316	88.59	161,900	97.18
Royalties	55,468	39.84	83,369	50.04
Current taxes	14,750	10.60	22,566	13.54
Production and operating expenses	18,245	13.11	16,923	10.16
Netback	34,853	25.04	39,042	23.44

Egypt

	Nine Months Ended September 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	407,066	92.97	465,574	95.35
Royalties	195,496	44.65	237,311	48.60
Current taxes	51,749	11.82	65,695	13.45
Production and operating expenses	47,904	10.94	42,921	8.79
Netback	111,917	25.56	119,647	24.51

	Three Months Ended September 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	121,102	88.36	159,540	97.00
Royalties	55,774	40.69	82,815	50.35
Current taxes	14,596	10.65	22,369	13.60
Production and operating expenses	15,612	11.39	14,840	9.02
Netback	35,120	25.63	39,516	24.03
The netback per Bbl in Egypt increased 7% and 4%, respectively, in the three and nine months ended September 30, 2014 compared with the same periods of 2013. Production and operating expenses increased by $2.37/Bbl and $2.15/Bbl, respectively, which was principally a result of increased well servicing costs relating to faulty progressive cavity pumps at West Gharib, along with increased costs at West Bakr associated with replacing pump jacks that are at the end of their life cycles. The increase in production and operating expenses resulted in a decrease in the amount of royalties and current taxes as a percentage of revenue per Bbl for the three and nine months ended September 30, 2014 as compared to the same periods in 2013. The decrease in oil prices also contributed to the reduced royalties and current taxes as a percentage of revenue as a result of the terms of the Company's PSCs. When oil prices fall it takes more barrels to recover costs, thereby reducing excess cost oil barrels, the majority of which are allocated to the government. Total government take (royalties and current taxes) as a percentage of revenue was 58% and 61%, respectively, for the three and nine months ended September 30, 2014 compared with 66% and 65%, respectively, for the same periods of 2013.
The average selling price during the three months ended September 30, 2014 was $88.36/Bbl, which was $13.46/Bbl lower than the average Dated Brent oil price of $101.82/Bbl for the period. This difference relates to a quality/gravity adjustment for West Gharib, East Ghazalat and Yemen and an additional marketing difference for West Bakr. The appropriateness of the marketing difference is being discussed with EGPC as part of the broader export discussions occurring between the Company and EGPC.

Yemen

	Nine Months Ended September 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	13,599	106.67	8,887	108.51
Royalties	2,915	22.86	3,030	37.00
Current taxes	998	7.83	987	12.05
Production and operating expenses	8,944	70.15	6,063	74.03
Netback	742	5.83	(1,193)	(14.57)

	Three Months Ended September 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	2,214	102.84	2,360	111.05
Royalties	(306)	(14.21)	554	26.07
Current taxes	154	7.15	197	9.27
Production and operating expenses	2,633	122.31	2,083	98.01
Netback	(267)	(12.41)	(474)	(22.30)
In Yemen, the Company experienced a negative netback per Bbl of $12.41 in the three months ended September 30, 2014, and a positive netback per Bbl of $5.83 in the nine months ended September 30, 2014. Production and operating expenses remain at elevated levels on a per Bbl basis in 2014 as a result of production shut-ins on Block S-1 and Block 32 during the first nine months of the year. While production volumes were down, the Company continued to incur the majority of the operating costs which significantly impacted operating expenses per Bbl. These operating costs will be recovered from cost oil when production resumes. In the interim the Company is discussing with its partner how to decrease these fixed operating costs while not on production.
Royalties and taxes are in a credit position for the three months ended September 30, 2014 as a result of over-accrued royalties in prior periods that have been reversed in the current period. Royalties and taxes as a percentage of revenue decreased to 29% in the nine months ended September 30, 2014, compared with 45% in the same period of 2013. The reduced government take is the result of the reversal of prior period over-accruals combined with recovery of cost pools that were built up during periods when production was shut-in.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Nine Months Ended September 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	22,577	5.01	19,328	3.89
Stock-based compensation	4,308	0.96	4,024	0.81
Capitalized G&A and overhead recoveries	(5,318)	(1.18)	(2,967)	(0.60)
G&A (net)	21,567	4.79	20,385	4.10

	Three Months Ended September 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	7,869	5.65	6,622	3.97
Stock-based compensation	1,580	1.13	1,462	0.88
Capitalized G&A and overhead recoveries	(1,734)	(1.25)	(1,118)	(0.67)
G&A (net)	7,715	5.53	6,966	4.18
G&A expenses (net) increased 11% and 6%, respectively, in the three and nine months ended September 30, 2014 compared with the same periods in 2013. G&A (gross) was elevated in the three and nine months ended September 30, 2014 mostly due to an increase in banking fees associated with the letters of credit ($60.2 million) required to backstop the Company's financial commitments under the PSCs that were ratified in late 2013 in Egypt. These banking fees were capitalized in their respective concessions, which is the reason for the increased capitalized G&A. Stock-based compensation has increased in both the three and nine months periods ended September 30, 2014 compared to the same periods in 2013 mostly as a result of the issuance of restricted share units, performance share units and deferred share units during Q2-2014.

FINANCE COSTS
Finance costs for the three and nine months ended September 30, 2014 were $2.0 million and $5.7 million, respectively (2013 - $2.6 million and $7.1 million, respectively). Interest expense on the convertible debentures for the three and nine-month periods ended September 30, 2014 were $1.4 million and $4.0 million, respectively (2013 - $1.4 million and $4.3 million, respectively). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to lower amounts drawn on the Company's Borrowing Base Facility thus far in 2014 as compared to 2013, and due to the capitalization of interest costs incurred on outstanding letters of credit in 2014.

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2014	2013	2014	2013
Interest expense	$1,691	$2,357	$4,886	$6,226
Amortization of deferred financing costs	282	281	837	826
Finance costs	$1,973	$2,638	$5,723	$7,052

The Company had no long-term debt outstanding under the Borrowing Base Facility as at September 30, 2014 (September 30, 2013 - $42.0 million). The term of the facility extends to December 31, 2017 and the borrowing base is currently $100.0 million. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn or utilized under the facility. The unutilized portion of the facility bears interest at 50% of the applicable margin.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.67 per common share. Under certain circumstances the debentures may also be redeemed by the Company. The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by an accumulative 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Nine Months Ended September 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	35,401	8.09	34,109	6.99
Yemen	1,321	10.36	869	10.61
Corporate	342	—	275	—
	37,064	8.23	35,253	7.10

	Three Months Ended September 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,371	8.30	11,679	7.10
Yemen	171	7.94	235	11.06
Corporate	124	—	99	—
	11,666	8.38	12,013	7.21
In Egypt, DD&A increased 17% and 16%, respectively, on a per Bbl basis for the three and nine month periods ended September 30, 2014 compared to the same periods in 2013. This increase is mostly due to a lower reserve base over which to deplete costs in Egypt along with increased future capital costs at West Bakr.
In Yemen, DD&A decreased 28% and 5%, respectively, on a per Bbl basis for the three and nine months ended September 30, 2014 compared to the same periods in 2013. DD&A expense in Yemen varies from period to period due to the movement of DD&A costs in and out of product inventory, which fluctuates with the timing of production and tanker liftings.

CAPITAL EXPENDITURES

	Nine Months Ended September 30
($000s)	2014	2013
Egypt	55,851	57,070
Yemen	1,384	2,706
Corporate	632	130
Total	57,867	59,906
In Egypt, total capital expenditures in the first nine months of 2014 were $55.9 million (2013 - $57.1 million). During the first nine months of the year, the Company drilled nine wells at West Gharib (four oil wells and one dry hole at Arta, one oil well at East Arta, two oil wells at Hana and one oil well at Hana West). The Company also drilled nine oil wells at West Bakr and three oil wells and one dry hole at East Ghazalat.
On the NW Gharib exploration block, the Company commenced a seismic acquisition program and drilled four wells (two oil wells and two dry holes) during the third quarter of 2014.

OUTSTANDING SHARE DATA
As at September 30, 2014, the Company had 75,218,161 common shares issued and outstanding and 6,117,100 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 6,117,100 common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.6 times at September 30, 2014 (December 31, 2013 - 0.6). This is within the Company’s internal guideline of no more than 2.0 times.
The table below illustrates TransGlobe’s sources and uses of cash during the periods ended September 30, 2014 and 2013:

Sources and Uses of Cash
	Nine Months Ended September 30
($000s)	2014	2013
Cash sourced
Funds flow from operations*	104,557	102,375
Increase in long-term debt	—	23,550
Exercise of stock options	2,479	719
	107,036	126,644
Cash used
Capital expenditures	57,867	59,906
Dividends paid	14,990	—
Deferred financing costs	—	2,221
Transfer to restricted cash	2	467
Finance costs	6,011	7,670
Other	983	1,560
	79,853	71,824
	27,183	54,820
Changes in non-cash working capital	(71,336)	(9,632)
Increase in cash and cash equivalents	(44,153)	45,188
Cash and cash equivalents – beginning of period	122,092	82,974
Cash and cash equivalents – end of period	77,939	128,162
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by cash generated by operating activities. The Company will fund its 2014 exploration and development program of an estimated $85.0 - $90.0 million including contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At September 30, 2014, the Company had working capital of $269.1 million (December 31, 2013 - $242.0 million). The increase to working capital in Q3-2014 is principally the result of an increase in accounts receivable combined with a decrease in accounts payable, which was partially offset by a decrease in cash and cash equivalents. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the continued political changes in the country have increased EGPC's credit risk, which has increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full.
To date, the Company has experienced no difficulties with transferring funds abroad.
At September 30, 2014, TransGlobe had $100.0 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $60.2 million of the facility in the form of letters of credit.

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	35,734	35,734	—	—	—
liabilities
Convertible debentures	Yes-Liability	83,229	—	83,229	—	—
Office, equipment and drilling rig leases	No	15,261	10,030	2,197	1,864	1,170
Minimum work commitments[3]	No	48,897	750	48,147	—	—
Total		183,121	46,514	133,573	1,864	1,170

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at September 30, 2014 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company is subject to certain office, equipment and drilling rig leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($25.1 million remaining) and a work commitment to drill 30 wells and acquire 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million ($6.7 million remaining) and a work commitment to drill two wells, acquire 200 square kilometers of 3-D seismic and acquire 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($9.1 million remaining) and a work commitment to drill four wells and acquire 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million ($7.2 million remaining) and a work commitment to drill two wells and acquire 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2014.

CHANGES IN ACCOUNTING POLICIES
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ending December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ending December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.

IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ending December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ending December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2014	2013	2014	2013

REVENUE
Oil sales, net of royalties	$67,848	$78,531	$222,254	$234,120
Finance revenue	92	59	274	288
Other revenue	—	—	9,250	—
	67,940	78,590	231,778	234,408

EXPENSES
Production and operating	18,245	16,923	56,848	48,984
General and administrative	7,715	6,966	21,567	20,385
Foreign exchange (gain) loss	(4,160)	1,874	(4,149)	(1,854)
Finance costs	1,973	2,638	5,723	7,052
Exploration	39	114	704	292
Depletion, depreciation and amortization	11,666	12,013	37,064	35,253
Unrealized (gain) loss on financial instruments	(1,420)	1,634	106	(10,454)
Impairment of exploration and evaluation assets	—	226	—	19,936
	34,058	42,388	117,863	119,594

Earnings before income taxes	33,882	36,202	113,915	114,814
Income tax expense (recovery) - current	14,750	22,566	52,747	66,682
- deferred	(30)	(2,708)	(885)	(3,487)
	14,720	19,858	51,862	63,195
NET EARNINGS AND COMPREHENSIVE
INCOME FOR THE PERIOD	$19,162	$16,344	$62,053	$51,619

Earnings per share
Basic	$0.26	$0.22	$0.83	$0.70
Diluted	$0.18	$0.22	$0.75	$0.52

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	September 30, 2014	December 31, 2013

ASSETS
Current
Cash and cash equivalents	$77,939	$122,092
Accounts receivable	216,326	148,284
Prepaids and other	9,669	8,460
Product inventory	864	1,525
	304,798	280,361
Non-Current
Restricted cash	1,548	1,546
Deferred financing costs	1,841	2,678
Intangible exploration and evaluation assets	98,072	89,991
Property and equipment
Petroleum properties	300,941	288,756
Other assets	4,926	4,288
Goodwill	8,180	8,180
	$720,306	$675,800

LIABILITIES
Current
Accounts payable and accrued liabilities	$35,734	$38,392
	35,734	38,392
Non-Current
Convertible debentures	83,229	87,539
Deferred taxes	47,978	48,863
Other long-term liabilities	698	816
	167,639	175,610

SHAREHOLDERS' EQUITY
Share capital	163,884	160,561
Contributed surplus	17,783	15,692
Retained earnings	371,000	323,937
	552,667	500,190
	$720,306	$675,800

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2014	2013	2014	2013

Share Capital
Balance, beginning of period	$162,723	$159,401	$160,561	$158,721
Stock options exercised	873	219	2,479	719
Transfer from contributed surplus on exercise of options	288	77	844	257
Balance, end of period	$163,884	$159,697	$163,884	$159,697

Contributed Surplus
Balance, beginning of period	$17,202	$14,344	$15,692	$11,714
Stock-based compensation expense	869	1,429	2,935	4,239
Transfer to share capital on exercise of options	(288)	(77)	(844)	(257)
Balance, end of period	$17,783	$15,696	$17,783	$15,696

Retained Earnings
Balance, beginning of period	$355,599	$300,700	$323,937	$265,425
Net earnings and total comprehensive income	19,162	16,344	62,053	51,619
Dividends	(3,761)	—	(14,990)	—
Balance, end of period	$371,000	$317,044	$371,000	$317,044

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2014	2013	2014	2013
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings for the period	$19,162	$16,344	$62,053	$51,619
Adjustments for:
Depletion, depreciation and amortization	11,666	12,013	37,064	35,253
Deferred lease inducement	113	110	331	338
Impairment of exploration and evaluation costs	—	226	—	19,936
Stock-based compensation	1,580	1,462	4,308	4,024
Finance costs	1,973	2,638	5,723	7,052
Income tax expense	14,720	19,858	51,862	63,195
Unrealized (gain) loss on financial instruments	(1,420)	1,634	106	(10,454)
Unrealized (gain) loss on foreign currency translation	(4,159)	1,764	(4,143)	(1,906)
Income taxes paid	(14,750)	(22,566)	(52,747)	(66,682)
Changes in non-cash working capital	(32,008)	(11,448)	(71,002)	(12,093)
Net cash generated by (used in) operating activities	(3,123)	22,035	33,555	90,282

INVESTING
Additions to intangible exploration and evaluation assets	(5,453)	(4,621)	(9,155)	(9,137)
Additions to petroleum properties	(20,004)	(17,526)	(47,267)	(50,432)
Additions to other assets	(555)	(271)	(1,445)	(337)
Changes in restricted cash	(1)	(466)	(2)	(467)
Changes in non-cash working capital	2,205	7,978	(334)	2,461
Net cash generated by (used in) investing activities	(23,808)	(14,906)	(58,203)	(57,912)

FINANCING
Issue of common shares for cash	873	219	2,479	719
Financing costs	—	(16)	—	(2,221)
Interest paid	(1,955)	(4,112)	(6,011)	(7,670)
Increase in long-term debt	—	23,550	—	23,550
Dividends paid	(3,761)	—	(14,990)	—
Increase (decrease) in other long-term liabilities	(139)	(138)	(409)	(423)
Net cash generated by (used in) financing activities	(4,982)	19,503	(18,931)	13,955
Currency translation differences relating to cash and cash equivalents	(205)	95	(574)	(1,137)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(32,118)	26,727	(44,153)	45,188

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	110,057	101,435	122,092	82,974

CASH AND CASH EQUIVALENTS, END OF PERIOD	$77,939	$128,162	$77,939	$128,162

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact: Investor Relations Steve Langmaid Telephone: (403) 444-4787 Email: investor.relations@trans-globe.com Web site: www.trans-globe.com